

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

BY POST

28th April, 2003



SEC MAIL
PROCESSING
RECEIVED
MAY 15 2003
WASH., D.C.
188
SECTION



03050526

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

SUPPL

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. Announcement of 2002 Final Results of the Company dated 22nd April, 2003; and
2. Announcement of the Company in respect of Resignation of a Director dated 25th April, 2003

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg/Mr. Paul Boltz

dlw 5/20

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Announcement

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that Mr. Gu Wen Xing resigned as Director of the Company with effect from 25th April, 2003 due to change of job duties. The Board would like to express its gratitude to Mr. Gu for his valuable contribution to the Company in the past.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 25th April, 2003

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

BEST AVAILABLE COPY

ANNOUNCEMENT OF 2002 FINAL RESULTS

HIGHLIGHTS

- Net profit of the Group for 2002 amounted to approximately HK$1,126,340,000 and profit from operations increased by approximately 6.3% as compared with the previous year. Earnings per share was approximately HK$1.22.
- The Board recommended a final dividend of HK30 cents per share, making a total dividend for the year of HK45cents per share.
- Bright Dairy was successfully listed on the PRC "A" share market in August 2002. As a result, the Group recorded an exceptional gain of approximately HK$220 million.
- The newly established company, Shanghai Pudong International Container Terminals Limited, for the Shanghai Waigaoqiao Terminal Phase One Project, commenced formal operations in March 2003 and will benefit from the rapid growth of the container industry in Shanghai.
- The Group acquired a 25% stake in and secured de facto management right of, EAS International in May 2002 and will eventually acquire a 70% interest in the company this year.
- SMIC has now become the largest and most advanced 8-inch wafer foundry offering the most comprehensive services in PRC, and achieved stable development in its business operations.
- SIIC MedTech actively procured mergers and acquisitions during the year, and achieved substantial progress in existing research and development, production and distribution.

RESULTS

The Board of Directors of Shanghai Industrial Holdings Limited ("the Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2002, together with comparative figures in 2001, as follows:

	Notes	2002 HK$'000	2001 HK$'000
Turnover		3,380,037	3,199,418
Cost of sales		(1,545,306)	(1,539,281)
Gross profit		1,834,731	1,660,137
Investment income		93,788	201,555
Other operating income		60,089	31,981
Distribution costs		(526,614)	(487,857)
Administrative expenses		(269,616)	(280,965)
Other operating expenses		(33,256)	(34,687)
Profit from operations	3	1,159,122	1,090,164
Interest on bank and other borrowings wholly repayable within five years		(63,745)	(93,771)
Gain on disposal of interests in subsidiaries, associates and jointly controlled entities		222,864	154,360
Share of results of jointly controlled entities		141,849	266,846
Share of results of associates		7,032	72,370
Impairment loss recognised in respect of interest in a jointly controlled entity		(15,300)	
Profit from ordinary activities before taxation		1,451,822	1,489,969
Taxation	4	(182,376)	(108,854)
Profit before minority interests		1,269,446	1,381,115
Minority interests		(143,103)	(178,581)
Profit for the year		1,126,343	1,202,534
Dividends	5	454,020	395,491
Earnings per share	6		
– Basic		HK$1.22	HK$1.34
– Diluted		HK$1.21	HK$1.32

Notes:

(1) PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong.

In the opinion of the directors, the accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2001, except as described below.

In the current year, the Group has adopted for the first time the following new or revised SSAPs issued by the Hong Kong Society of Accountants.

Foreign currencies

The revisions to SSAP 11 *Foreign Currency Translation* have eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Employee benefits

SSAP 34 *Employee Benefits* introduces measurement rules for employee benefits, including retirement benefit plans. The adoption of this SSAP has not had any material effect on the results for the current or prior accounting periods.

(2) SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to profit from operations by principal activity and geographical region is as follows:

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Profit from operations 2002 HK$'000	Profit from operations 2001 HK$'000
Business segment				
Consumer Products and Department Retail	1,832,933	1,756,014	260,695	171,705
Medicine and Bio-technology	842,386	723,911	225,055	150,109
Infrastructure and Modern Logistics	704,718	719,493	701,926	718,245
	3,380,037	3,199,418	1,187,676	1,040,059
Less: Headquarters administrative expenses			(79,400)	(87,836)
Add: Interest income			50,846	137,941
Profit from operations			1,159,122	1,090,164
Geographical region				
PRC	2,620,785	2,471,323	1,039,145	969,930
South-East Asia	329,863	303,321	43,245	20,969
Other Asian countries	147,705	140,922	31,288	24,602
Hong Kong	137,671	124,068	54,600	14,083
Other areas	144,013	159,784	19,398	10,475
	3,380,037	3,199,418	1,187,676	1,040,059
Less: Headquarters administrative expenses			(79,400)	(87,836)

37%. The Group's core businesses made good progress for 2002 with main focuses during the year on the expansion and development of various new businesses with great potentials; strengthening of its existing investment projects that have market competitiveness; and consolidation and streamlining of non-core businesses, with a view to improving profitability and maximizing returns for our shareholders via optimization of the Group's resources allocation.

The Group has been actively driving the transformation of its businesses during the past few years. Three new business segments have been evolved – modern logistics, medicine and bio-technology, and information technology, and will set the stage for future growth. Profit derived from our infrastructure facilities remains one of the Group's major sources of income. The Waigaoqiao Phase One Project has commenced operation in 2003 and will further strengthen the earnings base for our infrastructure business. Medicine and bio-technology business enjoys rapid growth with its research and development, manufacture and distribution capabilities being carried forward under an integrated approach. Traditional businesses of the Group achieved stable growth, of which the consumer products business segment continues to strengthen its competitiveness and enjoy rapid business growth whereas the automobile and parts business contributes annually to the Group's profits through continuous optimization.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

In 2002, the Group recorded a net profit of approximately HK$708,900,000 for its infrastructure and modern logistics businesses, representing approximately 57.6% of the net business profit* of the Group for the year.

Infrastructure and Modern Logistics

Infrastructure Facilities

The Inner Ring Road, North-South Elevated Expressway and the Yanan Elevated Road projects invested by the Group in Shanghai are among the Group's main sources of profit and cash flows. Net profit therefrom for 2002 amounted to approximately HK$103,650,000. As the investment costs of these projects have to be amortised every year, the accounting profits will slightly diminish each year.

The Shanghai Pudong Waigaoqiao Container Terminal Phase One Project, a joint venture project, achieved substantial progress during 2002. The newly established Shanghai Pudong International Container Terminals Limited, in which the Group has a 10% interest, commenced formal operation on 1 March 2003 with a registered capital of RMB1,900,000,000. The Group contributed the agreed investment amount of RMB190,000,000 during the first quarter of 2003. The project achieved an aggregate throughput of 1.78 million TEUs in 2002 and a net profit of approximately RMB240,000,000. It is believed that the project will achieve an aggregate throughput of 1.85 million TEUs in 2003 after entering into the joint venture for ten months. The project is expected to contribute stable profits to the Group in the future.

Modern Logistics

In May 2002, the Group successfully acquired a 25% interest in and secured de facto control and management right of, EAS International Transportation Limited ("EAS International"), which owns a nationwide modern logistics network in mainland China. The Group invested RMB55,000,000 in the first phase of acquisition. The Group entered into an agreement later in July for further investment in/acquisition of the shares in EAS International. It is expected that the whole acquisition will be completed within the first half of 2003. Total investment made by the Group will be RMB265,000,000 (such amount shall include its investment made in the first phase of acquisition) and the Group will eventually acquire a 70% interest in EAS International. Since its takeover of the management of EAS International in May 2002, the Group's management has been dedicated to maintaining stable business growth, improving management standard, and diversifying into specialised logistic operations, with a view to developing EAS International into a highly competitive logistics enterprise with world-class modern logistics functions.

In July 2002, EAS International acquired a 51% controlling stake in Hong Kong's EAS Worldwide Logistics Limited ("EAS Worldwide"), which is principally engaged in global freight forwarding with its sales network focused on overseas market. EAS Worldwide will provide greater synergies within the Group's logistics network and will secure for EAS International quality international logistics partners as well as global customers.

Shanghai Industrial Wai Lian Fa International Logistics Corporation Limited started formal operations in 2002. Overall business processes integration has been completed with a large customer base in place. An increase of approximately 68% in average monthly revenue was recorded as compared with the previous year prior to the formation of the joint venture company. In response to the continuous growth in business volume, the company leased additional warehouse space totalling 67,000 sq.m.. It is currently stepping up the expansion into new business sectors such as airfreight forwarding operations in airport and export freight forwarding agency.

Shanghai Industrial Sinotrans International Logistics Company Limited started formal operations in July 2002. The company achieved good performance and recorded a moderate profit during its first half year of operation with an import/export cargo volume stood at 300,000 tonnes and a container throughput of 3,300 TEUs. In order to further expand its operations, preparations for the establishment of a warehouse and container freight station in the Shanghai Chemical Industry Zone are currently underway.

Information Technology

Upon completion of the establishment of its production facilities, Semiconductor Manufacturing International Corporation ("SMIC") has been actively forming alliances or collaborations with numerous global leaders in the semiconductor industry and achieved rapid growth in technological development. It has now started mass production of 0.18-micron wafer and completed the development of copper interconnect process technology. Great efforts have been made to upgrade its technology in order to secure more quality customers and to provide suitable foundry services to them. Its existing technology business partners include international corporations such as Toshiba and Fujitsu of Japan, Chartered Semiconductor of Singapore, IMEC and Infineon of Europe, and ChipPac and Artisan Components of the US.

With its No.1, No.2 and No.3 factories in Shanghai commencing operation one after another, as at the end of 2002, SMIC had a total workforce of over 3,200, with a production capacity now exceeding 30,000 wafers per month. As SMIC was still in the investment period and at an early stage of production during 2002, it remained in a loss situation due to substantial equipment depreciation expenses. The loss attributable to the Group

After adjustments to its market segmentation, the company's market shares in both the PRC and Hong Kong markets showed significant growth. As to new product development, the company successfully completed the trial production of super mild "Double Happiness" (6 mg). The product has been launched and is well-received in the PRC market.

During the year, The Wing Fat Printing Company, Limited ("Wing Fat Printing") recorded an increase of approximately 24% in turnover over the previous year. Net profit was approximately HK$85,650,000, representing an increase of approximately 23% over 2001. Through continuous consolidation and development of its operations in mainland China, Wing Fat Printing secured a large new customer base and further enlarged its market share. Construction of the production facilities in Dongguan formally commenced in 2002 with a total investment cost of HK$200,000,000. The construction work is now progressing smoothly and the new plant is expected to be completed by mid 2003.

Dairy

Shanghai Bright Dairy and Food Co., Ltd. ("Bright Dairy") was listed on Shanghai Stock Exchange on 28 August 2002 with an issue of 150 million new shares, raising net proceeds of approximately RMB950,000,000. The listing has provided a new platform for Bright Dairy to expand its operations through the capital markets. Net profit of Bright Dairy for 2002 attributable to the Group was approximately RMB83,340,000, up approximately 26% over the previous year, notwithstanding the Group's shareholding has dropped from 40% to approximately 30.8%. Sales increased approximately 42.6% over 2001 whereas sales and profits have been growing at a rate of more than 30% for the fifth consecutive year.

During the year, Bright Dairy has been actively expanding its market share via a number of acquisitions and mergers and acquired the entire interests of Guangzhou Danone Yoghurt Co., Ltd. with a view to fully capitalising on the well-known "Danone" brandname in the Guangzhou dairy product market in complementary with its own brand "Bright" and gradually expand into the Hong Kong, Macau and global markets. The company also invested in and set up Hunan Bright Paipai Dairy & Food Co., Ltd. in Changsha, acquired a stake in Tianjin Bright & Mengde Dairy Co., Ltd. in Tianjin, and, subsequent to the year end date, acquired a 51% interest in Jiangxi Bright Hero Dairy Co., Ltd. The company so far has established over 10 existing production bases in PRC.

Department Retail

Shanghai Orient Shopping Centre Ltd. ("Orient Shopping") recorded sales of approximately RMB822,980,000 and a net profit of approximately RMB34,950,000 for 2002. During the year, Orient Shopping hosted various promotional and sales events and has undergone expansion work on the fifth floor as well as basement renovation during the year. Such expansion and renovation create a new face for the shopping centre and attract a stream of new customers.

Automobile and Parts

Automobile and parts business recorded a net profit of approximately HK$106,440,000 for 2002, a drop of approximately 29.1% compared with the preceding year, and accounted for approximately 8.7% of the Group's net business profit*.

In 2002, domestic automotive market experienced a rebound with sales of sedans rose significantly. Sales of Shanghai Huizhong Automotive Manufacturing Co., Ltd. ("Shanghai Huizhong") also rose compared with the previous year. However, due to substantial price cuts in all types of domestically manufactured sedans as a result of China's accession to WTO, Shanghai Huizhong had to make corresponding price cuts in its automotive parts products. Net profit of approximately RMB157,660,000 was recorded for 2002. Its commercial vehicle (heavy truck and coach) project is progressing smoothly with pilot products released at the end of 2002. Sales promotion of its two new heavy truck models has commenced in January 2003.

Shanghai Wanzhong Automotive Components Co., Ltd. achieved stable growth in its operations during 2002 with an increase in net profit of approximately 28% compared with 2001. Its heavy truck technology renovation project has formally commenced trial production during the year. During 2003, it will commence the production of related driving cab and other component products in conjunction with Shanghai Huizhong's automotive sales project and will carry forward its coach components manufacture project.

Shanghai SIIC Transportation Electric Co., Ltd. ("SIIC Transportation") achieved an impressive sales performance in 2002 which, together with its share of profits of joint ventures, posted a net profit of approximately RMB82,990,000. During the year, SIIC Transportation implemented a technical cooperation project for automotive anti-theft device. Its e-intelligence box and sky-light window projects also achieved substantial progress. SIIC Transportation received considerable production orders from both Shanghai Volkswagon and Shanghai General Motors, and new product development and marketing initiatives are actively implemented.

* *net business profit represents net profit before headquarters administrative expenses.*

PROSPECTS

PRC's economy continues robust growth, creating tremendous business opportunities for enterprises. Shanghai's success in bid for World Expo 2010 will generate significant economic benefits to the city itself as well as its neighbouring region. According to the latest city masterplan for Shanghai, the city will evolve into an international economic, financial, trading and shipping hub, offering enormous business investment opportunities. To the Group, Shanghai and the Yangtze River Delta have always been the strategic places in which the Group endeavours to develop its operation with its long-term business development being closely linked with the economic development of Shanghai. Firmly supported by the Shanghai Municipal Government, the Group has a definite advantage when investing in large-scaled and quality projects in Shanghai. In the foreseeable future, the Group will continue to benefit from the flourishing economies of Shanghai and the Yangtze River Delta, which will enable the Group to enter into a new horizon and creating greater shareholder value.

In 2003, the Group will focus on the development of its infrastructure, medicine and bio-technology, modern logistics and information technology businesses, while strive to maintain stable cash flows generated from consumer products and automobile and parts for the Group with increasing profitability during the process of business transformation.

	3,380,037	3,199,418	1,187,676	1,040,059
Less: Headquarters administrative expenses			(79,400)	(87,836)
Add: Interest income			50,846	137,941
Profit from operations			1,159,122	1,090,164
Geographical region				
PRC	2,620,785	2,471,323	1,039,145	969,930
South-East Asia	329,863	303,321	43,245	20,969
Other Asian countries	147,705	140,922	31,288	24,602
Hong Kong	137,671	124,068	54,600	14,083
Other areas	144,013	159,784	19,398	10,475
	3,380,037	3,199,418	1,187,676	1,040,059
Less: Headquarters administrative expenses			(79,400)	(87,836)
Add: Interest income			50,846	137,941
Profit from operations			1,159,122	1,090,164

(3) PROFIT FROM OPERATIONS

	2002 *HK$'000*	2001 *HK$'000*
Profit from operations has been arrived at after charging (crediting):		
Amortisation/impairment loss of goodwill	1,869	1,158
Depreciation and amortisation of property, plant and equipment	105,947	108,114
(Gain) loss on disposal of property, plant and equipment	(855)	969

(4) TAXATION

	2002 *HK$'000*	2001 *HK$'000*
The charge comprises:		
Taxation of the Company and its subsidiaries		
– Hong Kong Profits Tax		
– current year	30,102	8,510
– overprovision in prior years	(1,255)	(5,096)
– PRC income tax		
– current year	86,135	56,528
– under/(over) provision in prior years	7,186	(7,304)
	122,168	52,638
Deferred taxation		
– current year	(7,805)	7,124
– effect of change in tax rate	–	2,100
	(7,805)	9,224
Share of PRC income tax of jointly controlled entities	41,950	35,127
Share of PRC income tax of associates	26,063	11,865
	68,013	46,992
	182,376	108,854

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries and associate are also entitled to reduced tax rates because they are classified as high technology entities under relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives ranging from 10% to 33%.

The Group has no significant unprovided deferred taxation for the year.

(5) DIVIDENDS

	2002 *HK$'000*	2001 *HK$'000*
Interim dividend of HK15 cents per share (2001: HK14 cents per share)	141,332	125,688
2001 final dividend of HK34 cents per share (2000: HK30 cents per share)	312,688	269,756
Additional dividend due to exercise of share options/ issue of new shares on subscription	–	47
	454,020	395,491

A final dividend of HK30 cents per share (2001: HK34 cents) has been proposed by the board of directors and is subject to approval by the shareholders in annual general meeting.

(6) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Earnings:		
Profit for the year and earnings for the purpose of basic earnings per share	1,126,343	1,202,534
Effect of dilutive potential ordinary shares:		
– adjustment to the share of results of a subsidiary based on potential dilution of its earnings per share	(21)	–
Earnings for the purpose of diluted earnings per share	1,126,322	1,202,534

	2002 Number of shares	2001 Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	919,908,679	898,671,854
Effect of dilutive potential ordinary shares – share options	10,721,509	12,503,406
Weighted average number of ordinary shares for the purpose of diluted earnings per share	930,630,188	911,175,260

(7) TRANSFER TO AND FROM RESERVES

During the year, the Group's subsidiaries, jointly controlled entities and associates in the PRC appropriated, net of minority interests' share, approximately HK$44,185,000 out of profit for the year to the PRC statutory reserves. Also, approximately HK$5,213,000 was transferred out of the PRC statutory reserves to the accumulated profits on deemed disposal of interest in a jointly controlled entity.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK30 cents per share for the year ended 31st December 2002. Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on 28th May 2003, the final dividend will be paid on 3rd June, 2003 to shareholders whose names appear on the register of members of the Company on 28th May 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 26th May 2003 to Wednesday, 28th May 2003, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on Friday, 23rd May 2003.

A NEW HORIZON OF SIHL AND CREATING GREATER SHAREHOLDER VALUE

During 2002, many overseas markets and the economy of Hong Kong were under great pressure due to uncertainties of the global economy. Corporate earnings were adversely affected by the deflationary environment. Through leveraging on the business opportunities created by the buoyant PRC economy and particularly that of Shanghai, the Group has participated in a number of large-scale and quality investment projects in PRC that will make great steps to future business development. Overall performance of the Group for 2002 remained stable with a profit of approximately HK$1,126,340,000, showing a slight decrease of approximately 6.3% as compared with the previous year. The proposed dividend payout ratio is approximately

Information Technology

Upon completion of the establishment of its production facilities, Semiconductor Manufacturing International Corporation ("SMIC") has been actively forming alliances or collaborations with numerous global leaders in the semiconductor industry and achieved rapid growth in technological development. It has now started mass production of 0.18-micron wafer and completed the development of copper interconnect process technology. Great efforts have been made to upgrade its technology in order to secure more quality customers and to provide suitable foundry services to them. Its existing technology business partners include international corporations such as Toshiba and Fujitsu of Japan, Chartered Semiconductor of Singapore, IMEC and Infineon of Europe, and ChipPac and Artisan Components of the US.

With its No.1, No.2 and No.3 factories in Shanghai commencing operation one after another, as at the end of 2002, SMIC had a total workforce of over 3,200, with a production capacity now exceeding 30,000 wafers per month. As SMIC was still in the investment period and at an early stage of production during 2002, it remained in a loss situation due to substantial equipment depreciation expenses. The loss attributable to the Group amounted to approximately HK$120,950,000. SMIC is expected to receive considerable orders in 2003 and will continue to increase its production capacity in accordance with market demand.

Net profit of Shanghai Information Investment Inc. ("SII") for 2002 stood at approximately RMB35,030,000. Major projects completed during the year are as follows:

- Shanghai Cable Network – the company completed the upgrade of its two-way cable television network for 200,000 subscribers during the year, covering substantially all districts within the city's urban area with its two-way services now reaching over 1.70 million subscribers and 67,000 subscribers have access to the "Cableplus" broadband data service.
- Information Pipeline Infrastructure – construction of the Shanghai integrated information pipeline infrastructure made good progress and created a network that covers all major business districts within Shanghai's urban area. New pipelines with a total length of 280 kilometers were built during the year, thus creating a pipeline network with a total length of 830 kilometers. Network access is currently provided in 100 buildings. Sales contracts entered into during the year amounted to RMB160,000,000.
- Credit Information System – as at the end of 2002, the system comprised 600,000 enterprises. It had personal credit information of 2.90 million individuals stored in its consumer credit information databank and received 310,000 queries for personal credit reports during the year. SII has a 35% interest in the project.
- Comprehensive Information System of Shanghai Port – construction of the port and customs transaction data platform was completed during the year. The system significantly reduces the time required for customs process which ranks the top amongst all ports throughout the nation. SII, being the largest shareholder, has a 22% interest in this project.

Shanghai Optical Communications Development Co., Ltd. ("Shanghai Optical Communications") underwent a business adjustment during 2002. Lucent Technologies of the US, the major partner of Shanghai Optical Communications, is facing with a business restructure. Several joint ventures under Shanghai Optical Communications also carried out equity and assets adjustments accordingly. The company recorded a profit of only approximately RMB11,150,000 for 2002. Shanghai Communications Technologies Centre recorded a loss of approximately RMB2,680,000 for 2002, which had been significantly narrowed by approximately 61% as compared with that of the previous year.

Medicine and Bio-technology

Net profit of the medicine and bio-technology business segment for 2002 amounted to approximately HK$57,480,000, up approximately 59% over the net profit for 2001 excluding the Group's share of the exceptional gain derived from the listing of Shanghai Jahwa United Co., Ltd. ("Shanghai Jahwa"), constituting approximately 4.7% of the Group's net business profit*.

SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech") achieved a track record of approximately 26.3% average compound annual growth since its listing in 1999. Net profit for 2002 amounted to approximately HK$87,520,000. Excluding the exceptional gain derived from the listing of Shanghai Jahwa in the previous year and the exceptional provision for diminution in value in a member company made during the year, net profit for 2002 represented an increase of approximately 33.5% over the previous year. The four merger and acquisition projects completed during the year have provided SIIC MedTech a firm base for profit growth.

- *Pharmaceutical Products and Health Food*

  Sales of the four principal injection products of Chia Tai Qingchunbao Pharmaceutical Co., Ltd. achieved strong growth; health product – "Qingchunbao Anti-ageing Tablets" hit another record in sales, up approximately 37% over the previous year. The company's new product – "Qingchunbao Beauty Capsule" launched in August 2002 recorded sales in the first four months of nearly RMB15,000,000; Xiamen Traditional Chinese Medicine Co. Ltd.'s product – "Xinhuang Tablets" is one of SIIC MedTech's top five pharmaceutical products in terms of annual pro forma sales revenue. "Lycium Barbarum Granule" was also launched in late November.

- *Medical Equipment*

  Total investment in medical equipment accounts for less than 10% of SIIC MedTech's net assets. The medical equipment business is in the early stage of gaining significant market share. In the second half of the year, interventional surgical apparatus under the "MicroPort" brandname of MicroPort Medical (Shanghai) Co. Ltd. achieved a growth in sales of approximately 3.6 times over the first half of the year. E-COM Technology Limited's digital angiographic equipment and information systems for medical applications also achieved a significant increase in sales over the previous year. The systems are currently applied in 14 hospitals in PRC.

- *Personal Care Products*

  Shanghai Jahwa contributed a profit of approximately HK$24,000,000 to SIIC MedTech in 2002. Sales revenue of "Liushen" brand products maintained stable whereas "Clinf de Clinf", "Maxam" and "Herborist" recorded an increase of approximately 6%, 13% and 42% respectively in sales revenue over the previous year.

- *Production Technology*

  One of SIIC MedTech's key targets for 2002 was accelerating the GMP certification. The company constantly improves its products and enhances its overall competitiveness through technology upgrades and modifications.

In June 2002, Shanghai Sunway Biotech Co., Ltd. ("Sunway Biotech") successfully completed Phase 2 clinical trials of H101, the anti-tumour drug, and obtained approval to commence for Phase 3 clinical trials in September. Phase 3 clinical trials are expected to be completed by the second half of 2003. Clinical trials of H103, a project for the activation of human immune system and inhibition of tumour growth, will formally commence within this year. Sunway Biotech recorded a loss of approximately RMB32,980,000 in 2002 mainly due to an increase in research and development costs.

Shanghai Sunve Pharmaceutical Co., Ltd.'s profit in 2002 was somewhat narrowed by the negative effect of the State's regulations concerning adjustment of the sale price of drugs. Breakeven was basically achieved during the year. Promotion of imported drug "Permixon" was launched in Shanghai, and new anti-tumour raw drug "Paclitaxel", which was developed in-house, has successfully introduced to the market. The joint venture companies, Shanghai Roche and Shanghai Givaudan, both recorded profits.

Amid a sluggish bio-technology industry and weaken US drug market during 2002, Mergen Limited ("Mergen") still managed to achieve stable growth in its operations during the year. During the first half of 2002, Mergen introduced new human ExpressChip™ and rat ExpressChip™ respectively, and in October, Mergen introduced its first "bacterial array" containing staphylococcus aureus genome for used in case study of microbacteria. Mergen turned to profitability by the end of 2002.

Consumer Products and Department Retail

Net profit arising from the Group's consumer products and department retail businesses for 2002 was approximately HK$512,230,000, representing an increase of approximately 117% over 2001 and accounting for approximately 41.6% of the Group's net business profit*.

Tobacco and Printing

Nanyang Brothers Tobacco Company, Limited maintained stable growth in its operations during 2002 with its net profit stood at approximately HK$120,020,000, up approximately 31% over 2001. Exports and domestic sales in the Hong Kong market remained stable and the company successfully consolidated its Singapore market and expanded into the Taiwan market. In 2002, total cigarette output grew approximately 13.5% as compared with the preceding year. Overall sales performed satisfactorily with an increase of approximately 9.7% over 2001.

PRC's economy continues robust growth, creating tremendous business opportunities for enterprises. Shanghai's success in bid for World Expo 2010 will generate significant economic benefits to the city itself as well as its neighbouring region. According to the latest city masterplan for Shanghai, the city will evolve into an international economic, financial, trading and shipping hub, offering enormous business investment opportunities. To the Group, Shanghai and the Yangtze River Delta have always been the strategic places in which the Group endeavours to develop its operation with its long-term business development being closely linked with the economic development of Shanghai. Firmly supported by the Shanghai Municipal Government, the Group has a definite advantage when investing in large-scaled and quality projects in Shanghai. In the foreseeable future, the Group will continue to benefit from the flourishing economies of Shanghai and the Yangtze River Delta, which will enable the Group to enter into a new horizon and creating greater shareholder value.

In 2003, the Group will focus on the development of its infrastructure, medicine and bio-technology, modern logistics and information technology businesses, while strive to maintain stable cash flows generated from consumer products and automobile and parts for the Group with increasing profitability during the process of business transformation.

The basic masterplan of the Group's **modern logistics** business has now been preliminarily accomplished. Arrangement for the acquisition of a 70% stake in EAS International is expected to be finalised during the first half of 2003. The Group will further create greater synergies among EAS International and the Group's other logistics enterprises and actively secure international strategic investment partners in order to give full play to the Group's advantages in large scale operation and services.

Development of the information technology industry continues to evolve over time. The "Shanghai Infoport" Project, in which the Group has taken participation, is progressing satisfactorily under the full support of the Shanghai Municipal Government and starts to add values to our investment. SMIC is making great efforts to secure itself as a leading wafer foundry in the PRC market and to generate remarkable returns for the respective investing parties. The Group's **information technology** business will benefit from the development of this investment project.

While promoting the existing scientific research, production and sales of its **medicine and bio-technology** business sector, the Group also aims at setting up a competitive business platform with a leading edge on which a medicine group will be developed with exceptional strengths both in marketing and scientific research and development, with a view to exploring another major source of gain for the Group.

With regard to the **infrastructure business**, the PRC government promulgated in last year its proposed policy requiring that the guaranteed fixed return on investment projects of foreign entities must be rectified by 31 December 2002. As such policy affects the Group's investment in and revenue from elevated road projects, after repeated discussions with relevant government authorities, the Group will receive full reimbursement of the original investment amount. Active negotiations for new investment projects are underway and result of the final settlement of the relevant projects has yet to be announced soon. Shanghai Pudong International Container Terminals Limited has commenced operation this March and will benefit from the rapid growth of the container industry in Shanghai.

Facing an everchanging business environment, the Group's management will take a proactive attitude towards competitions and challenges, and explore new ideas for business positioning initiatives. We look far ahead and aim high, work on our solid foundation and advance with a pioneering spirit. We will endeavour to create the most favourable prospect for the Group and strive to maximize returns for our shareholders.

FINANCIAL REVIEW

Profit from Ordinary Activities Before Taxation

Investment Income

Investment income for 2002 fell significantly from approximately HK$201,560,000 for 2001 to approximately HK$93,790,000, representing a decrease of approximately HK$107,770,000. This was primarily due to the significant decrease in interest income from bank deposits of approximately HK$87,100,000 during the year resulted from the significant reduction in bank deposit rates in the U.S. and Hong Kong since the second half of 2001. In addition, gains from disposal of securities investments also fell by approximately HK$17,340,000.

Finance costs

Finance costs for the year decreased by approximately HK$30,030,000 over last year primarily due to the Group's repayment in last year of a long-term bank loan of approximately HK$585,000,000, which became due last year. The syndication loan of HK$1,600,000,000 raised during the year enjoys a more favourable interest rate than that of the repaid loan.

Gain on deemed disposal of interest in a jointly controlled entity

Gain on deemed disposal of interest in a jointly controlled entity recorded in 2001 was derived from the listing of Shanghai Jahwa, a jointly controlled entity of the Group's subsidiary, SIIC MedTech, of which SIIC MedTech held a 40% interest, on the A share market of Shanghai Stock Exchange in March 2001 which generated an exceptional gain of approximately HK$155,690,000 for SIIC MedTech, of which approximately HK$100,000,000 was attributed to the Group. During the year, gain on the Group's deemed disposal of interest in a jointly controlled entity was derived from the listing of Bright Dairy on the A share market of Shanghai Stock Exchange in August 2002 which resulted in a dilution of interest from 40% to approximately 30.8% and generated an exceptional gain of approximately HK$220,000,000 for the Group.

Loans and Capital

- The Group's short-term loan was reduced by HK$383,240,000 over last year to approximately HK$843,450,000, primarily as a result of the Group's repayment of a long-term syndication loan of approximately HK$1,170,000,000 that became due during the year. During the year, a new five-year term and revolving loan of HK$1,600,000,000 was raised, of which the revolving portion of HK$800,000,000 was classified as short term loan.
- Long-term loan increased by HK$800,000,000 being the long-term portion of the five-year loan of HK$1,600,000,000.
- As the Group has repaid during the year the last instalment of its five-year syndication loan of US$300,000,000 raised in 1997, the Group has no US dollar loan. Its outstanding loans are in denominations of Hong Kong dollar and Renminbi, of which the five-year term loan of HK$800,000,000 is repayable in full by 2007. As at 31 December 2002, approximately 97% of the outstanding loans were Hong Kong dollar loans.
- Current funds held by the Group was approximately HK$3,245,400,000, of which approximately 56%, 22% and 22% were held in US dollar, Hong Kong dollar and Renminbi respectively.
- The Group remains a net cash position in respect of its indebtedness. Its sound debt-equity structure lays a solid foundation for the Group's business development. During the year, in line with the pace of business development and actual funding requirements, the Group has capitalised on the current low interest rates to optimize its financial structure by way of raising a new HK$1,600,000,000 loan at more favourable interest rate with a view to reducing its overall finance costs.
- Shareholders' fund of the Group increased by approximately HK$1,059,400,000 to approximately HK$13,497,810,000.
- Gearing ratio of the Group increased from last year end's approximately 8.7% to approximately 10.4%.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased a total of 5,979,000 of its own ordinary shares of HK$0.10 each on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") at a total consideration of approximately HK$70,263,000 and all these shares were subsequently cancelled by the Company. The Directors of the Company considered that the share purchases would enhance the net asset value of the Company and were in the interest of the Company and its shareholders.

Saved as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

RELEASE OF ANNUAL RESULTS INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The Group will release the annual results information for the year ended 31st December 2002 as pursuant to Paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing The Listing of Securities of the Stock Exchange on the Stock Exchange's website at a later time.

Cai Lai Xing
Chairman

Hong Kong, 22nd April 2003